UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reiterates Guidance and Announces Date for Reporting
First Quarter 2011 Results
     We, LDK Solar Co., Ltd., have reiterated our guidance for the first quarter 2011 and the full year 2011. We will report financial results for the first quarter ended March 31, 2011 after the market closes on Tuesday, June 7, 2011. We will host a corresponding conference call and live webcast at 5:00 p.m. Eastern Time the same day.
     For the first quarter 2011, we reiterate our guidance of revenue in the range of $745 to $755 million, wafer shipments of 625 to 635 megawatts, or MW, module shipments of 109 to 114 MW, in-house polysilicon production of 2,450 to 2,470 metric tons, or MT, in-house cell production between 44 and 46 MW, and gross margin between 30.0% and 31.0%.
     We reiterate our 2011 guidance of revenue in the range of $3.5 to $3.7 billion, gross margins between 24% and 29%, wafer shipments to be between 2.7 and 2.9 gigawatts, or GW, module shipments to be between 800 and 900 MW, polysilicon production to be between 10,000 and 11,000 MT, and in-house cell production to be between 500 and 600 MW.
     The outlook for the three months ended March 31, 2011 and full year ended December 31, 2011 are estimates. Results are subject to change based on further review by our management.
     Our press release issued on May 20, 2011, including the dialing details for participation in the conference call and the hyperlink to the live webcast, is attached hereto as Exhibit 99.2.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: May 23, 2011

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Reiterates Guidance and Announces Date for Reporting
First Quarter 2011 Results
XINYU CITY, China and SUNNYVALE, Calif., May 20, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), leading vertically integrated manufacturer of photovoltaic products, today reiterated its guidance for the first quarter 2011 and the full year 2011. Additionally, the company announced that it will report financial results for the first quarter ended March 31, 2011 after the market closes on Tuesday, June 7, 2011. The company will host a corresponding conference call and live webcast at 5:00 p.m. Eastern Time (ET) the same day.
For the first quarter of 2011, LDK Solar reiterates its guidance of revenue in the range of $745 to $755 million, wafer shipments of 625 to 635 megawatts (MW), module shipments of 109 MW to 114 MW, in-house polysilicon production of 2,450 MT to 2,470 MT, in-house cell production between 44 MW and 46 MW, and gross margin between 30.0% and 31.0%.
LDK Solar reiterates its 2011 guidance of revenue in the range of $3.5 to $3.7 billion, gross margins between 24% and 29%, wafer shipments to be between 2.7 and 2.9 GW, module shipments to be between 800 and 900 MW, polysilicon production to be between 10,000 and 11,000 MT, and in-house cell production to be between 500 and 600 MW.
The outlook for the three months ended March 31, 2011 and full year ended December 31, 2011 are estimates. Results are subject to change based on further review by management.
To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 5:00 p.m. ET on June 7, 2011. An audio replay of the call will be available through June 21, 2011, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4441460#.
A live webcast of the call will be available on the company’s investor relations website at http://investor.ldksolar.com.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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